Exhibit 99.6

NEWS RELEASE

Trading Symbol: TSX/NYSE AMERICAN: SVM

SILVERCORP REPORTS ADJUSTED NET INCOME OF $22.6 MILLION, $0.10 PER SHARE,
AND CASH FLOW FROM OPERATING ACTIVITIES OF $39.2 MILLION FOR Q2 FISCAL 2026

VANCOUVER, British Columbia – November 6, 2025 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) reported its financial and operating results for the three months ended September 30, 2025 (“Q2 Fiscal 2026”). All amounts are expressed in US dollars, and figures may not add due to rounding.

HIGHLIGHTS FOR Q2 FISCAL 2026

●	Produced approximately 1.66 million ounces of silver, 2,085 ounces of gold, or approximately 1.84 million ounces of silver equivalent[1], 14.23 million pounds of lead and 5.64 million pounds of zinc;

●	Sold approximately 1.66 million ounces of silver, 2,033 ounces of gold, 14.75 million pounds of lead, and 5.67 million pounds of zinc, for revenue of $83.3 million, an increase of 23% over the three months ended September 30, 2024 (“Q2 Fiscal 2025”);

●	All-in sustaining cost (“AISC”) per ounce of silver, net of by-product credits, of $13.94;

●	Net loss attributable to equity shareholders of $11.5 million, or $0.05 per share, mainly due to a $53.2 million non-cash charge on “mark to market” of the fair value of convertible notes;

●	Adjusted net income attributable to equity shareholders of $22.6 million, or $0.10 per share, after excluding the $53.2 million non-cash charge, a $21.6 million gain on investments, and other non-cash or one-time items;

●	Adjusted earnings before interest, income tax, depreciation and amortization (“EBITDA”) attributable to equity shareholders of $38.3 million, or $0.18 per share;

●	Generated cash flow from operating activities of $39.2 million, and free cash flow of $11.4 million;

●	Spent and capitalized $15.8 million on exploration, development, and equipment and facilities at the China operations;

●	Spent and capitalized $10.9 million at the Ecuador operations for the development and construction of the El Domo mine and permitting activities for the Condor project;

●	Ended the period with cash and cash equivalents and short-term investments of $382.3 million, an increase of $5.1 million from the previous quarter, and a portfolio of equity investments with a total market value of $180.2 million, an increase of $108.0 million from the previous quarter; and

●	Subsequent to quarter end, drew down the first $43.875 million from Wheaton Precious Metals International Ltd. under the $175.5 million stream financing agreement for the El Domo mine construction.

CONSOLIDATED FINANCIAL RESULTS

Revenue in Q2 Fiscal 2026 was $83.3 million, up 23% compared to $68.0 million in Q2 Fiscal 2025, mainly due to increases of 28% and 37% in the selling prices for silver and gold respectively ($13.1 million of increased revenue), coupled with 1% more silver and 64% more gold produced and sold ($2.9 million of increased revenue).

1 The company reports certain alternative performance (“non-GAAP”) measures, which include silver equivalent. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under the Company’s financial reporting framework and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Alternative Performance (Non-GAAP) Measures” at the end of this news release for further details of these measures.

Income from mine operations in Q2 Fiscal 2026 was $40.9 million, up 29% compared to $31.7 million in Q2 Fiscal 2025, mainly due to the increase in revenue mentioned above, partially offset by an increase of $3.9 million in production costs due to 15% more ore processed this quarter and an increase of $1.4 million in mineral rights royalties, which was implemented in China in the third quarter of Fiscal 2025.

Net loss attributable to equity shareholders of the Company in Q2 Fiscal 2026 was $11.5 million or $0.05 per share, compared to net income of $17.7 million or $0.09 per share in Q2 Fiscal 2025, which was mainly due to the impact of a $53.2 million non-cash charge on “mark to market” of the fair value of convertible notes.

The adjusted net income attributable to equity shareholders of the Company was $22.6 million or $0.10 per share, after excluding the $53.2 million non-cash charge, a $21.6 million gain on mark to market investments, and $2.5 million non-cash or one-time expenses, compared to $17.8 million or $0.09 per share in Q2 Fiscal 2025.

The adjusted EBITDA attributable to equity shareholders of the Company was $38.3 million or $0.18 per share compared to $29.3 million or $0.14 per share in Q2 Fiscal 2025.

Cash flow provided by operating activities in Q2 Fiscal 2026 was $39.2 million, up $16.1 million compared to $23.1 million in Q2 Fiscal 2025.

Free cash flow in Q2 Fiscal 2026 was $11.4 million, up $10.8 million compared to $0.6 million in Q2 Fiscal 2025 after the Company spent $9.0 million in Ecuador to advance construction at the El Domo Project and permitting activities for the Condor Project.

Cash, cash equivalents and short term investments at the end of the quarter were $382.3 million, up $5.1 million compared to $377.1 million as at June 30, 2025. The total market value of equity investments was $180.2 million as at September 30, 2025, an increase of $108.0 million from the previous quarter.

CONSOLIDATED FINANCIAL AND OPERATING RESULTS

	Three months ended September 30,			Six months ended September 30,
	2025	2024	Changes	2025	2024	Changes
Financial Results
Revenue (in thousands of $)	$83,330	$68,003	23%	$164,664	$140,168	17%
Mine operating earnings (in thousands of $)	40,858	31,661	29%	76,681	68,175	12%
Net income (loss) attributable to equity holders (in thousands of $)	(11,516)	17,707	(165)%	6,610	39,645	(83)%
Earnings (loss) per share - basic ($/share)	(0.05)	0.090	(159)%	0.030	0.210	(86)%
Adjusted earnings attributable to equity holders (in thousands of $)	22,551	17,761	27%	43,599	38,379	14%
Adjusted earnings per share - basic ($/share)	0.10	0.09	18%	0.20	0.20	(1)%
EBITDA attributable to equity holders (in thousands of $)	5,567	29,124	(81)%	39,337	63,476	(38)%
EBITDA per share ($/share)	0.03	0.14	(82)%	0.18	0.33	(46)%
Adjusted EBITDA attributable to equity holders (in thousands of $)	38,312	29,293	31%	73,290	62,325	18%
Adjusted EBITDA per share ($/share)	0.175	0.14	22%	0.3357	0.3269	3%
Net cash generated from operating activities (in thousands of $)	39,180	23,128	69%	87,461	63,083	39%
Cash spent on capital expenditures (in thousands of $)	27,811	22,566	23%	53,577	38,951	38%
Free cash flow (in thousands of $)	11,370	562	1,923%	33,884	24,132	40%
Basic weighted average shares outstanding	218,585,686	203,532,135	7%	218,290,025	190,625,815	15%
Metals sold
Silver (million ounces)	1.66	1.64	1%	3.48	3.38	3%
Gold (ounces)	2,033	1,239	64%	3,984	2,237	78%
Lead (million pounds)	14.75	13.26	11%	30.00	28.92	4%
Zinc (million pounds)	5.67	5.89	(4)%	10.86	12.38	(12)%
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($/ounce)	33.89	26.49	28%	31.60	26.41	20%
Gold ($/ounce)	2,986	2,178	37%	2,932	2,094	47%
Lead ($/pound)	0.91	1.00	(9)%	0.94	1.00	(5)%
Zinc ($/pound)	0.98	1.13	(13)%	0.97	1.08	(4)%
Cost Data
Cash cost per ounce of silver, net of by-product credits ($)	(0.002)	(0.73)	100%	0.58	(1.21)	148%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	13.94	11.66	20%	13.70	10.72	28%
Financial Position as at	September 30, 2025	June 30, 2025		September 30, 2025	March 31, 2025
Cash and cash equivalents and short-term investments (in thousands of $)	$382,254	$377,133	1%	382,254	369,056	4%
Working capital (in thousands of $)	311,882	309,000	1%	311,882	310,359	—%

CONSOLIDATED OPERATIONAL RESULTS

In Q2 Fiscal 2026, the company produced approximately 1.7 million ounces of silver, 2,085 ounces of gold, or approximately 1.8 million ounces of silver equivalent, 14.2 million pounds of lead and 5.6 million pounds of zinc, representing increases of 0.2% (silver), 76% (gold), 5% (silver equivalent), and 8% (lead), and a decrease of 3% in zinc production over Q2 Fiscal 2025.

In Q2 Fiscal 2026, the consolidated production cost (“cash cost”) per ounce of silver equivalent, net of by-product credits, was $0.002, a slight increase from the negative $0.73 in Q2 Fiscal 2025, mainly due to an increase of 15% in ore production, while silver production increased by only 0.2%, resulting in a higher cash cost per ounce of silver, partially offset by an increase of $2.7 million in by-product credits. The consolidated AISC per ounce of silver, net of by-product credits, was $13.94, up 19.6% from $11.66 in Q2 Fiscal 2025, mainly due to i) an increase of $2.3 million in sustaining capital expenditures; ii) an increase of $1.4 million in mineral rights royalty, implemented by the Chinese authorities in the third quarter of Fiscal 2025; and iii) the increase in cash cost per ounce of silver, partially offset by a decrease of $1.6 million in general administrative expenses.

INDIVIDUAL MINE OPERATING PERFORMANCE

Ying Mining District	Three months ended					Six months ended September 30,
	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	2025	2024
Ore processed (tonnes)
Silver-lead ore	235,168	252,958	265,199	255,783	193,423	488,126	406,189
Gold ore	29,834	30,397	39,025	21,912	17,075	60,231	25,551
	265,002	283,355	304,224	277,695	210,498	548,357	431,740
Average head grades for silver-lead ore
Silver (grams/tonne)	207	217	189	226	254	213	247
Lead (%)	2.6	2.8	2.9	2.9	3.0	2.7	3.1
Zinc (%)	0.4	0.5	0.5	0.6	0.6	0.5	0.7
Average head grades for gold-ore
Gold (grams/tonne)	1.4	1.5	1.4	2.1	1.6	1.4	1.6
Silver (grams/tonne)	81	51	62	67	87	66	91
Lead (%)	0.9	0.8	0.7	0.7	0.9	0.8	1.3
Recovery rates
Silver (%)	94.8	94.6	94.2	94.7	94.9	94.7	94.9
Gold (%)**	94.2	93.4	91.7	94.6	92.2	93.8	92.6
Lead (%)	93.5	94.1	92.3	94.0	94.0	93.8	94.2
Zinc (%)	65.8	64.3	67.3	68.9	70.4	64.9	71.4
Cash Costs
Cash cost ($/tonne)	82.89	83.08	84.90	84.92	92.86	83.03	91.65
AISC ($/tonne)	139.22	129.83	120.62	150.87	146.90	134.41	143.51
Cash cost, net of by-product credits ($/ounce of silver)	0.97	1.26	3.05	(0.30)	0.62	1.12	(0.05)
AISC, net of by-product credits ($/ounce of silver)	11.75	10.10	11.35	11.05	9.05	10.88	8.07
Metal Production
Silver (million ounces)	1.53	1.69	1.56	1.78	1.52	3.22	3.09
Gold (ounces)	2,085	2,050	3,110	2,056	1,183	4,135	2,329
Silver equivalent (million ounces)	1.71	1.85	1.85	1.95	1.61	3.59	3.27
Lead (million pounds)	12.93	14.60	15.56	15.23	11.97	27.53	26.05
Zinc (million pounds)	1.42	1.85	2.04	2.25	1.80	3.27	4.26

**Gold recovery only refers to the recovery rate for gold ore processed.

In Q2 Fiscal 2026, the Ying Mining District produced approximately 1.53 million ounces of silver, 2,085 ounces of gold, or approximately 1.71 million ounces of silver equivalent, plus 12.93 million pounds of lead, and 1.42 million pounds of zinc, representing production increases of 1% (silver), 76% (gold), 6% (silver equivalent), and 8% (lead), and a decrease of 21% in zinc, compared to Q2 Fiscal 2025. The production in the quarter was affected by the temporary closure of certain mining areas (refer to Silvercorp’s August 7, 2025 news release). These areas have since reopened, and production has returned to normal levels. Ore production at the Ying Mining District in the third quarter of Fiscal 2026 is expected to be approximately 346,000 tonnes, up 30% compared to Q2 Fiscal 2026.

While the consolidated production cost (“cash cost”) per ounce of silver, net of by-product credits, has increased, the cash cost per tonne of ore at the Ying Mining District decreased to $82.89 from $92.86 in Q2 Fiscal 2025. This reduction reflects a higher percentage of ore mined using the more cost-efficient and mechanized shrinkage mining method compared to the more labour intensive re-suing mining method. Shrinkage mining tends to have higher dilution rates and lower head grades.

The AISC cash cost per tonne ore also decreased to $139.22 from $146.90 in Q2 Fiscal 2025, further improving the gross profit margin.

GC Mine	Three months ended					Six months ended September 30,
	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	2025	2024
Ore Production (tonne)	76,249	74,869	41,760	84,115	86,707	151,118	173,161
Head grades
Silver (grams/tonne)	64	69	61	77	61	66	63
Lead (%)	0.9	0.8	0.9	1.1	0.8	0.8	0.8
Zinc (%)	2.8	2.3	2.9	2.7	2.4	2.6	2.4
Recovery rates
Silver (%)	85.8	85.3	83.7	82.8	82.2	85.6	83.2
Lead (%)	89.0	90.1	87.4	90.3	87.9	89.5	89.1
Zinc (%)	91.1	90.0	90.3	90.3	90.2	90.6	90.3
Cash Costs
Cash cost ($/tonne)	58.20	62.53	77.46	53.69	50.08	60.38	50.28
AISC ($/tonne)	82.63	99.93	117.83	75.55	74.53	91.23	78.96
Cash cost, net of by-product credits ($/ounce of silver)	(11.44)	(0.80)	(8.53)	(19.14)	(15.67)	(5.98)	(13.85)
AISC, net of by-product credits ($/ounce of silver)	4.71	20.02	15.05	(6.13)	1.62	12.57	5.19
Metal Production
Silver (million ounces)	0.13	0.14	0.07	0.17	0.14	0.27	0.28
Lead (million pounds)	1.31	1.13	0.70	1.85	1.23	2.44	2.77
Zinc (million pounds)	4.22	3.38	2.37	4.42	4.02	7.61	7.98

In Q2 Fiscal 2026, metals produced at the GC Mine were approximately 0.13 million ounces of silver, 1.31 million pounds of lead, and 4.22 million pounds of zinc, representing decreases of 7% (silver), 6% (lead), and 5% (zinc), compared to Q2 Fiscal 2025. Production in Q2 Fiscal 2026 was interrupted by severe rainy and typhoon weather conditions for around 10 days. Ore production at the GC Mine in the third quarter of Fiscal 2026 is expected to be approximately 83,000 tonnes, up 9% compared to Q2 Fiscal 2026.

Production costs per tonne at the GC Mine were within the Fiscal 2026 Guidance, but increased from $50.08 (Q2 Fiscal 2025) to $58.20 (Q2 Fiscal 2026), due to lower ore production.

CAPITAL EXPENDITURES AND DEVELOPMENT FOR GROWTH

Total capital expenditures in Q2 Fiscal 2026 were $26.7 million, down 5% compared to $28.1 million in Q2 Fiscal 2025.

For the Ying Mining District, capitalized expenditures for underground tunnels and drilling amounted to $12.4 million, plus $0.8 million for plant and equipment, for a total of $13.2 million in Q2 Fiscal 2026, compared to capitalized expenditures for underground tunnels of $13.6 million, plus $9.5 million for plant and equipment (total $23.1 million) in Q2 Fiscal 2025, when the Mill No. 2 expansion and TSF No. 3 were under construction.

For the Kuanping project under construction, $1.2 million of capital expenditures were incurred in Q2 Fiscal 2026, focusing on underground development.

The total capitalized expenditures at the GC Mine remained flat compared to Q2 Fiscal 2025 at around $1.4 million.

	Capitalized expenditures								Expensed
	Ramp, Development Tunneling, and other		Exploration Tunneling		Exploration Drilling		Plant and equipment	Total Capital expenditures	Mining Preparation Tunnels	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Q2 Fiscal 2026
Ying Mining District	8,879	$6,122	12,639	$5,271	34,767	$977	$822	$13,191	12,897	29,564
GC Mine	1,323	605	1,799	673	4,509	98	36	1,412	2,958	8,667
El Domo	—	9,941	—	—	—	—	265	10,206	—	—
Condor	—	670	—	—	251	42	—	712	—	—
Kuanping & other	831	736	613	221	—	—	220	1,178	—	—
Consolidated	11,033	18,073	15,051	6,165	39,527	1,116	1,343	26,698	15,855	38,231

Q2 Fiscal 2025
Ying Mining District	4,589	$5,841	17,440	$7,445	8,843	$336	$9,487	$23,109	23,008	52,136
GC Mine	154	4	2,743	1,308	9,649	210	69	1,591	2,642	4,659
El Domo	—	—	—	—	—	2,533	—	2,533	—	—
Condor	—	—	—	—	—	569	—	569	—	—
Kuanping & other	—	—	—	—	—	249	8	257	—	—
Consolidated	4,743	5,845	20,183	8,753	18,492	3,897	9,564	28,059	25,650	56,795

The El Domo mine construction advanced significantly in Q2 Fiscal 2026. Approximately 1.29 million cubic metres of material were cut for site preparation, roads and channel construction, representing a 249% increase over the last quarter. A 481-bed construction camp was completed, and the construction for the tailing storage facility (TSF) began in September 2025. Since January 2025, approximately 1.66 million cubic metres of material were cut and $18.9 million were spent on capital expenditures and prepayments for equipment purchases.

The construction contracts for the external power line have been awarded to Ecuadorian qualified contractors, subject to review by Corporation Nacional de Electricidad (“CNEL”). Equipment orders totaling approximately $22.2 million have been placed.

For the Condor Project, a preliminary economic assessment (PEA) study was initiated in Q2 Fiscal 2026 to be completed in the third quarter of Fiscal 2026.

CONFERENCE CALL DETAILS

A conference call to discuss these results will be held on Friday, November 7, at 9:00 am PDT (12:00 pm EDT). To participate in the conference call, please dial the numbers below.

Canada/USA TF: 888-510-2154

China Toll: 861087833254

International/Local Toll: 437-900-0527

Conference ID: 16132

Participants should dial-in 10 – 15 minutes prior to the start time. A replay of the conference call and transcript will be available on the Company’s website at www.silvercorpmetals.com.

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is the Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company’s strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines;

2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.

Lon Shaver

President

Phone: (604) 669-9397

Toll Free 1(888) 224-1881

Email: investor@silvercorp.ca

Website: www.silvercorpmetals.com

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

This news release should be read in conjunction with the Company’s Management Discussion & Analysis (“MD&A”), the unaudited consolidated condensed interim financial statements and related notes contains therein for the three and six months ended September 30, 2025, which have been posted on SEDAR+ under the Company’s profile at www.sedarplus.ca and on EDGAR at www.sec.gov, and are also available on the Company’s website at www.silvercorpmetals.com under the Investor section. This news release refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, EBITDA and EBITDA per share, adjusted EBITDA and adjusted EBITDA per share, free cash flow, cash cost and all-in sustaining cost per ounce of silver, net of by-product credits, cash cost and AISC per tonne of ore processed, silver equivalent, and working capital. The tonnage of ore production refers to wet tonne, containing approximately 2% to 3% moisture. These measures are widely used in the mining industry as a benchmark for performance, but do not have standardized meanings under IFRS as an indicator of performance and may differ from methods used by other companies with similar description. The detailed description and reconciliation of these alternative performance (non-GAAP) measures have been incorporated by reference and can be found under section 12 – Alternative Performance (Non-GAAP) Measures in the MD&A for the three and six months ended September 30, 2025 filled on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov and which is incorporated by reference here in.

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable securities laws relating to, among other things statements the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties; timing of the completion of the underground mining pre-feasibility study for the Condor Project, estimated El Domo and Kuanping mine construction progress, and timing of development ore from the Kuanping project to be available for processing. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia and Ecuador; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company’s investment in New Pacific Metals Corp. and Tincorp Metals Inc.; and the other risk factors described in the Company’s Annual Information Form and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and other filings with Canadian and U.S. regulators on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of added information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Silvercorp can also be found in its public reports and filings under the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.silvercorp.ca.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.